UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

Davel Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

238341101
(CUSIP Number)

Mobilepro Corp.
6701 Democracy Blvd., Suite 300
Bethesda, MD 20817
(301) 315-9040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238341101	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mobilepro Corp. (87-0419571)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ] N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 585,271,794 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 585,271,794 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,271,794 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 95.16%
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Davel Communications, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 200 Public Square, Suite 700, Cleveland, OH 44114.

Item 2.  Identity and Background.

(a) The name of the person filing this statement is Mobilepro Corp.

(b) The Reporting Person’s business address is 6701 Democracy Blvd., Suite 300, Bethesda, MD 20817.

(c) Mobilepro Corp. is a wireless technology and broadband telecommunications company. It is focused on developing innovative wireless technologies, acquiring and growing profitable broadband telecommunications service providers and creating strategic alliances with companies in complementary product lines and industries.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

On November 11, 2004, the Company executed an agreement with its former secured lenders (the "Exchange Agreement") to assign its right to receive certain future payments relating to Regulatory Receipts (defined as new service test refunds, end user common line charge refunds, and dial-around compensation received pursuant to the an order from the Federal Communications Commission) in exchange for an $18.0 million reduction in the principal balance owed under the terms of the Amended, Restated and Consolidated Credit Agreement dated as of July 24, 2002, by and among Davel Financing Company, LLC, PhoneTel Technologies, Inc., Cherokee Communications, Inc., Davel Communications, Inc., the domestic subsidiaries of each of the foregoing and Wells Fargo Foothill, Inc, as Agent, and the lenders set forth therein (the "Credit Agreement"). Following the receipt by the Company of the proceeds from the settlement of a certain bankruptcy claim and after the Company receives and retains for its own use $0.7 million of Regulatory Receipts, the secured lenders have been assigned the right to receive the next $18.0 million of Regulatory Receipts otherwise due the Company. The Company will recognize an $18.0 million gain relating to the Exchange Agreement in the fourth quarter of 2004.

On September 3, 2004, the secured lenders of the Company entered into a Loan Purchase Agreement and Transfer and Assignment of Shares (as amended by letter agreement dated November 15, 2004, the "Purchase Agreement") with Mobilepro Corp., its wholly owned subsidiary, Davel Acquisition Corp. (together with Mobilepro Corp., "Mobilepro") and the Company. Under the Purchase Agreement, Mobilepro acquired from the secured lenders 100% of the Company's senior secured debt in the approximate principal amount of $102 million, a $1.3 million note payable by the Company to one of the secured lenders, and approximately 95.16% of the Company's issued and outstanding common stock owned by the secured lenders, for a cash purchase price of $14.0 million and warrants to purchase 5,000,000 shares of Mobilepro common stock (the "Mobilepro Transaction"). Pursuant to the terms of the Purchase Agreement, subject to certain limitations, the secured lenders have agreed to reimburse the Company for the litigation costs and any losses resulting from a patent infringement lawsuit in which the Company is named as a defendant. Reimbursements will be limited to amounts deposited to a third party escrow account that will be funded from future Regulatory Receipts assigned to the former secured lenders pursuant to the Exchange Agreement. Additionally, the Company and the secured lenders have mutually agreed to release each other from any and all existing claims, other than those existing as a result of the Exchange Agreement. The closing of the Mobilepro Transaction occurred on November 15, 2004 and resulted in a change in control of the Company.

Provision was also made in the Purchase Agreement for the holders of the Company's common stock other than the secured creditors (the "Minority Stockholders"), whose holdings comprise approximately 4.8% of the outstanding Davel stock. Mobilepro has agreed to purchase all of the shares of common stock held by the Minority Stockholders within 180 days of the closing date of the Mobilepro Transaction. The purchase price to be offered to the Minority Stockholders shall be an amount per share of not less than $0.015, which, at the discretion of Mobilepro, may be paid in cash or securities of Mobilepro. The form of such purchase could be through a tender offer, a short-form merger, or some other means as Mobilepro may determine. Prior to undertaking the purchase, Mobilepro must retain an investment banker or other financial advisor to render an opinion that the terms of the purchase are fair, from a financial point of view, to the Minority Stockholders. Mobilepro has deposited into a third-party escrow account at the closing of the transaction $450,000 of the purchase price, which is the approximate amount necessary to purchase for $0.015 per share the shares of Davel common stock currently held by the Minority Stockholders. In the event that the purchase is not made within 180 days of the closing of the Mobilepro Transaction, the amount held in escrow would be distributed pro rata to the Minority Shareholders as a special distribution from Mobilepro.

Mobilepro funded the purchase price paid pursuant to the Purchase Agreement from the proceeds of a $15.2 million secured note payable to Airlie Opportunity Master Fund, Ltd. (the "Mobilepro Credit Agreement"). Immediately following the closing of the Mobilepro Transaction, the Company executed a joinder agreement with Airlie Opportunity Master Fund, Ltd. in which the Company has agreed to become jointly and severally liable with Mobilepro under the Mobilepro Credit Agreement. The Mobilepro Credit Agreement has become secured by substantially all of the assets of the Company and is senior in right of payment to the Credit Agreement pursuant to a security agreement executed by Mobilepro. In addition, the Company and its subsidiaries have agreed to guarantee certain other loans in the amount of $13.2 million owed by Mobilepro to Cornell Capital Corporation.

The Mobilepro Credit Agreement provides for an initial principal payment of $2.2 million which is to be paid by Mobilepro following the closing of the Mobilepro Transaction. Interest on the outstanding principal balance is payable quarterly in arrears at an annual rate of 15%. In addition, the Mobilepro Credit Agreement provides for payment-in-kind interest at a rate of 8% per annum which is added to principal on a quarterly basis and is payable at maturity, along with the outstanding principal balance, on November 15, 2005. Mobilepro also has the option to extend the maturity date of the note for an additional six months upon payment of the lesser of (i) $1,315,582 or (ii) a 1.5% loan extension fee and accelerated payment of the next two quarterly cash interest payments.

On November 15, 2004, the Company and Mobilepro executed an amendment to the Credit Agreement (the "Fourth Amendment"). Mobilepro acquired the interest in the Credit Agreement in connection with the Mobilepro Transaction outlined above. As of September 30, 2004, the Company was not in compliance with the minimum EBITDA and Adjusted EBITDA covenants, as defined in the Credit Agreement, and did not make the scheduled monthly payments of $100,000 each due on October 1 and November 1, 2004. The Fourth Amendment waived all financial covenant and payment defaults through November 15, 2004.

On November 15, 2004, the Company and Mobilepro executed an amendment to the Subordinated Promissory Note and Security Agreement dated November 17, 1999 (the "Promissory Note"). Mobilepro acquired the interest in the Promissory Note from Cerberus Partners, LP in connection with the Mobilepro Transaction outlined above. The amendment of the $1.3 million Promissory Note extended the maturity date of the note until September 29, 2005.

Item 4.  Purpose of Transaction.

The Reporting Person beneficially acquired shares of Common Stock in the Reorganization for investment purposes and also intends to effect a change in the composition of the board of directors. The Reporting Person may also propose, at a later date, amendments to the Company's certificate of incorporation in order to effect a reverse stock split, a delisting of the Company’s common stock, and termination of registration of the Company’s common stock. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any the actions specified in clauses (a) to (j) of Item 4 in Schedule 13D.

Although the foregoing represents the current plans and intentions of the Reporting Person, such plans and intentions may change at any time. Accordingly, there can be no assurance that the Reporting Person will take all or any of the actions referred to in the preceding paragraph or will succeed in effecting any such actions.

Item 5.  Interest in Securities of Issuer.

(a) The Reporting Person beneficially owns 585,277,794 shares of the Common Stock of the Company, of which all shares are held in name of the Reporting Person. Such 585,271,794 shares represent 95.16% of the outstanding shares of Common Stock of the Company, based on the number of shares of outstanding Common Stock of the Company as of September 30, 2004, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004.

(b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the shares of Common Stock for which beneficial ownership is reported under Item 5(a).

(c) Except for the transfer of common shares described above, the Reporting Person did not effect any transactions in equity securities of the Company during the past 60 days or since the filing of the Reporting Person’s Schedule 13D.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported in this Schedule 13D as beneficially owned by the Reporting Person.

(e) The Reporting Person is currently the beneficial owner of 95.16% of the outstanding shares of Common Stock of the Company, as reported above.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to    Securities of the Issuer

The Reporting Person has taken steps to effect a reverse split of the Company’s common stock of the kind described in Item 4 in order to facilitate the termination of registration and the delisting of the Company’s common stock. The Reporting Person believes that these actions will occur.

Item 7.  Materials to be Filed as Exhibits.

Letter Agreement entered into as of November 15, 2004 by and among Mobilepro Corp., its wholly-owned subsidiary Davel Acquisition Corp., and certain stockholders of the Company.**

Escrow Agreement entered into as of November 15, 2004, by and among Mobilepro Corp, Davel Communications, Inc., certain stockholders of Davel Communications, Inc., Wells Fargo Foothill, Inc. and Mellon Investor Services LLC.**

Second Amended and Restated Escrow Agreement entered into as of November 15, 2004, by and among Mobilepro Corp, Mobilepro Acquisition Corp., Davel Communications, Inc., certain stockholders of Davel Communications, Inc., Wells Fargo Foothill, Inc. and Mellon Investor Services, LLC.**

Mutual Release entered into as of November 15, 2004, by and between Davel Communications, Inc. and the person and entities listed on Exhibit A thereto.**

Agreement to Exchange Indebtedness for Personal Property entered into as of November 11, 2004, by and among Davel Communications, Inc., Davel Financing Company, LLC, PhoneTel Technologies, Inc., Cherokee Communications, Inc., each of the lenders under the Amended Restated and Consolidated Credit Agreement and Wells Fargo Foothill, Inc., as agent for the Lenders.**

Fourth Amendment and Waiver to Amended, Restated and Consolidated Credit Agreement entered into as of November 15, 2004, by and among Davel Financing Company, LLC, PhoneTel Technologies, Inc., Cherokee Communications, Inc., each of the guarantors under the Amended, Restated and Consolidated Credit Agreement and Davel Acquisition Corp.**

First Amendment to Subordinated Promissory Note and Security Agreement entered into as of November 15, 2004, by and among PhoneTel Technologies, Inc., Cherokee Communications, Inc., and Davel Acquisition Corp. as a successor in interest to Cerberus Partners, LP.**

Credit Agreement entered into as of November 15, 2004, by and among Mobilepro Corp., Davel Acquisition Corp., and Airlie Opportunity Master Fund, Ltd.*

Joinder Agreement dated as of November 15, 2004, among (A) Mobilepro Corp. and Davel Acquisition Corp., (B) Davel Communications, Inc., Davel Financing Company, LLC, PhoneTel Technologies, Inc., Cherokee Communications, Inc., Davel Communications Group, Inc., Adtec Communications, Inc., Central Payphone Services, Inc., Communications Central, Inc., Communications Central of Georgia, Inc., Davel Media, Inc., Davel Mexico, Ltd., Daveltel, Inc., Interstate Communications, Inc., Invision Telecom, Inc., Peoples Acquisition Corporation, Peoples Collectors, Inc., Peoples Telephone Company, Inc. (NY), Peoples Telephone Company, Inc. (NH), PTC Cellular, Inc., PTC Security Systems, Inc., Silverado Communication Corp., Telaleasing Enterprises, Inc. and T.R.C.A., Inc. and (C) Airlie Opportunity Master Fund, Ltd.**

Security Agreement dated as of November 15, 2004, by and among (A) Davel Communications, Inc., (B) Davel Financing Company, LLC (C) PhoneTel Technologies, Inc., and (D) Cherokee Communications, Inc., and (E) Airlie Opportunity Master Fund, Ltd. and (F) Cornell Capital Partners, L.P.**

Guaranty Agreement dated as of November 15, 2004, made by each of the corporations and other Persons who have executed this Guaranty on the signature page below, as one of the "Existing Mobilepro Subsidiaries" in favor of Airlie Opportunity Master Fund, Ltd. and Cornell Capital Partners, L.P.**

Warrant Agreement of Mobile Pro Corp.*

Registration Rights Agreement.*

* – as filed with Mobile Pro Corp. Form 8-K on November 17, 2004.
** – as filed with Davel Communications Form 8-K on November 19, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 29, 2005 (Date) /s/ Jay Wright (Signature) Jay Wright President, Chief Executive Officer, and Chairman Mobilepro Corp.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)